GRAPHEX GROUP LIMITED

11/F COFCO Tower
262 Gloucester Road
Causeway Bay
Hong Kong

August 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Bradley Ecker / Asia Timmons-Pierce

Re: Graphex Group Limited

Registration Statement on Form F-1, File No. 333-263330

Registration Statement on Form F-6, File No. 333-248643

Registration Statement on Form 8-A, File No. 001-41471

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: August 16, 2022

Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

Graphex Group Limited (the “Company”) hereby requests that the effective dates of each of the following be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended and Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, as applicable, in each case so that each will be declared and become effective at 5:00 p.m. Eastern time on August 16, 2022, or as soon thereafter as possible: (i) the Company’s Registration Statement on Form F-1, as amended (File No. 333-263330), (ii) the Registration Statement on Form F-6, as amended (File No. 333-248643), and (iii) the Form 8-A (File No. 001-41471).

Please contact our counsel, Richard Morris of Wilson Williams, LLC on (212) 859-5087 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Morris by telephone when this request for acceleration has been granted.

Sincerely yours,

GRAPHEX GROUP LIMITED

/s/ Andros Yick Yan Chan
Andros Yick Yan Chan
Chief Executive Officer and Director of the Board